Exhibit 99.1

TRULITE, INC.
Three Riverway
Suite 1700
Houston, TX 77056

                        June 7, 2006

Mark Webb, Esq.
Legal Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Trulite, Inc.
Amendment No. 2 to Registration Statement on Form 10-SB
Filed April 21, 2005
File No. 0-51696

Dear Mr. Webb:

This letter is in response to the comments contained in the Staff’s letter to John Sifonis, dated May 12, 2006 (the “Comment Letter”) concerning the above-referenced registration statement (the “Registration Statement”). The responses below correspond to the numbered comments contained in the Comment Letter. Capitalized terms not otherwise defined herein have their respective meanings as set forth in the Registration Statement.

 Item 1- Description of Business, page 2

1.             Please provide discussion of the steps remaining to make the company operational and successful, the timing of those steps in weeks, months, or quarters; the expected costs; and the source of funds and the expected date of first revenues from an outside party.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

Current Status of Projects, page 9

2.             Please disclose when you expect to complete field testing on the Kitty Hawk 3X unit, as well as the timing on the development and testing of the Kitty Hawk 4.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

Market Opportunities, page 10

3.             On page 11 you refer to your analysis of the sales of “devices that are comparable  to the Kitty Hawk.” Please clarify this phrase in light of your disclosure on page 16 regarding the nature of your competition.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

Business Strategy, page 12

4.             On page 13 you state your belief that the Kitty Hawk is the “least expensive energy source…” Please revise to state that your product is substantially less expensive than comparable source or otherwise quantify what you mean by “least expensive.”

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

Management’s Discussion and Analysis, page 16

5.             We note your response to our prior comment no. 16. It appears, however, that your disclosure regarding the total proceeds of the June, 2005 private placements does not agree with the figure found under Item 4, Recent Sales. It also appears  that the June 2005 private placement is no longer your “last private placement,” since you now record under recent sales a Regulation D offering on April 13, 2006.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

Risk Factors, page 23

6.             In the risk factor regarding the need for additional capital, please provide a more specific time frame for the raising of $10 million in funding.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

Directors, Executive Officers, page 32

7.             We note your response to prior comment no. 22. Please disclose the material terms of the employment with Jerry Metz and James Longaker.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

8.             We note your response to prior comment no. 23. Under “Additional Employment Agreement” you disclose an agreement with Eric Ladd, but do not state what position he holds in the company. Please revise.

We have made the requested change in the revised Form 10-SB/A filed concurrently with this letter.

Notes to Consolidated Financial Statements

Note C - Business Combinations, page F-18

9.             Please refer to our previous comment 28. Revise your disclosures to include the following:

•
We consider the valuation of these shares to be a significant and critical accounting estimate. Therefore, disclose the methodology used by management to value the common shares issued in the transaction and disclose the material assumptions and judgments that were used to complete the valuation in your summary of significant accounting polices.

The valuation is no longer an issue since management wrote off Unpatented Technology as of the date Trulite, Inc. purchased Trulite Technology, LC (July 22, 2004).

•	Revise your critical accounting policies disclosure on page 22 to include the disclosures required by Section V of Release Nos.33-8350/34-48960 for this estimate.

Section V pertains to “Critical Accounting Estimates”. Since we have written off the unpatented technology, there is no longer a major accounting estimate.

•	Disclose the reason why you did not engage a valuation expert and discuss management’s expertise in valuing these instruments.

The valuation expert is now a non issue since management wrote off Unpatented Technology as of the date Trulite, Inc. purchased Trulite Technology, LC.

•
Revise your risk factors on page 23 to include the fact that management did not engage a valuation expert to value the shares issued and therefore, the value of the shares could be materially different than management’s estimate.

This is not necessary since the Company wrote off the Unpateneted Technology.

10.             Please refer to our previous comment 29. You state that the management of CCM determined the value of the updated technology. Revise your filing to disclose the following:

•	Disclose the reasons why you did not engage a valuation expert and discuss CCM’s expertise in valuating unpatented technology.

The valuation expert is no longer an issue since management wrote off Unpatented Technology as of the date Trulite, Inc. purchased Trulite Technology, LC.

•
Revise your risk factors on page 23 to include the fact that management did not engage a valuation expert to value the unpatented technology and therefore, the value could be materially different than CCM’s estimate. Also. Include a risk factor that address the uncertainty surrounding the realization of this technology and the impact that its impairment could have on the financial statements.

The valuation expert is no longer an issue since management wrote off Unpatented Technology as of the date Trulite, Inc. purchased Trulite Technology, LC.

•
We consider the estimation of the fair value of your unpatented technology a material and critical accounting policy. Disclose the methodology used by CCM to determine the value of the unpatented technology, and the material assumptions and judgments that were used to complete the valuation, in your summary of significant accounting polices. Additionally, revise your critical accounting policies disclosure on page 22 to include the disclosures required by Section V of Release Nos. 33-8350/34-48960 for this estimate.

The valuation expert is no longer an issue since management wrote off Unpatented Technology as of the date Trulite, Inc. purchased Trulite Technology, LC.

11.           Please refer to our previous comments 30 and 31. We can not locate revisions responsive to these comments. Please advise or revise. Also, provide us a schedule detailing the components of the unpatented technology.

Management wrote off Unpatented Technology as of the date Trulite, Inc. purchased Trulite Technology, LC.

12.           We note your revision of the estimated life of the unpatented technology to 10 years. Please revise to disclose how you determine that 10 years is the appropriate life of these assets. In addition, disclose what facts and circumstances changed from your initial filing where you disclosed that the unpatented technology had an indefinite useful life. Clarify how you and your accountants considered the requirements of APB 20 in reporting this change.

Management wrote off Unpatented Technology as of the date Trulite, Inc. purchased Trulite Technology, LC. We no longer have an estimated life.

Note I - Common Stock Options, page F-20

13. Please refer to our previous comment 26. You disclose that you are using the minimum value method to value the stock options granted during the year. Given the assumptions disclosed on page F-20, it is not clear to us how you determined that the stock options have a fair value of zero. Please provide us with additional information supporting your determination of the fair value of the stock options issued.

We used the Vanilla Black-Scholes derivative model, American BAW style to compute the value. We have attached the model hereto.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or requests for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Feldman Weinstein LLP at (212)869-7000 or by fax at (212)997-4242.

Sincerely,

/s/ John Sifonis, President

Trulite, Inc.